EXHIBIT 4.12

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THE SYMBOL “[***]” DENOTES PLACES WHERE CERTAIN IDENTIFIED INFORMATION HAS BEEN EXCLUDED FROM THE EXHIBIT BECAUSE IT IS BOTH (I) NOT MATERIAL AND (II) IS THE TYPE THAT THE REGISTRANT TREATS AS PRIVATE OR CONFIDENTIAL.

SECOND AGREEMENT FOR THE EXTENSION AND MODIFICATION OF THE COMPREHENSIVE MANAGEMENT AGREEMENT

In the city of Montevideo, on May 15, 2024, the following parties appear: ON THE ONE HAND: The State – Executive Branch – Ministry of National Defense (hereinafter, the “MDN”), represented in this act by Dr. Armando Castaingdebat, in his capacity as Minister of National Defense, with domicile for these purposes at Avda. 8 de Octubre No. 2622, in this city; and ON THE OTHER HAND: PUERTA DEL SUR S.A. (hereinafter, the “Concessionaire”), Tax ID (RUT) [***], represented in this act by Mr. Diego Arrosa (Identity Card No. [***]) and Mr. Martín Radesca (Identity Card No. [***]), in their capacity as attorneys-in-fact, with domicile for these purposes at [***], who agree to the following Second Extension and Modification of the Comprehensive Management Agreement (hereinafter, the “Modification”):

FIRST – BACKGROUND:

I) On February 6, 2003, the MDN and the Concessionaire entered into the “Comprehensive Management Agreement”, pursuant to the provisions of Articles 21 to 23 of Law No. 17,555 of September 18, 2002, and Decree No. 376/002 of September 28, 2002, as amended and supplemented, the purpose of which is the administration, exploitation, operation, construction and maintenance of the Carrasco International Airport “Gral. Cesáreo L. Berisso” (hereinafter, the “AIC”), for a term of twenty (20) years as from the Taking of Possession by the Concessionaire.

II) Article 6 of Decree No. 376/002 established that the boundaries of the AIC, the areas, infrastructure and facilities, access points, as well as the areas to be used under the Free Port Regime, would be those specified in Annex A of the “Comprehensive Management Regime” (Article 7 of Decree No. 376/002), which included the building of the Former Terminal of the AIC and adjacent areas, and therefore such areas were included within the area originally concessioned under the Comprehensive Management Agreement.

III) By Executive Branch Resolution No. 284/005 of February 25, 2005, the amendment of the Comprehensive Management Agreement was authorized with respect to the extension of Runway 06-24 to 3,200 meters, extending the construction of the parallel Taxiway B, as well as the change in the location of the Cargo Terminal.

IV) By Executive Branch Decree No. 229/014 of August 6, 2014, the term of the Comprehensive Management Agreement was amended, extending its validity until November 20, 2033, establishing the obligation of the Concessionaire to make additional investments, and excluding from the AIC concession the building of the Former Terminal of the AIC, which was returned to the MDN, approving a new Master Plan, and the Concessionaire paid the MDN the amount of USD 3,500,000.00 (three million five hundred thousand United States dollars and 00/100) for the purposes of the potential refurbishment of the Former Terminal building of the AIC.

V) By Law No. 19,925 of December 18, 2020, the National System of International Airports for Uruguay (SINAI) was created, and by Decree No. 108/021 of April 9, 2021, the Executive Branch determined the airports comprising the SINAI, among which the AIC is included.

VI) By Executive Branch Resolution No. 218/021 of November 5, 2021, the Comprehensive Management Agreement was amended and extended, executing on November 8, 2021 between the Concessionaire and the MDN an Agreement for the Extension and Amendment of the Comprehensive Management Agreement (hereinafter, the “Agreement”), whereby the scope of the concession was expanded, within the framework of Law No. 19,925, to include the construction, conservation, exploitation, administration, operation and maintenance of the interior airports listed therein, and the term of the concession was extended by twenty (20) additional years, until November 20, 2053.

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VII) By Executive Branch Resolution dated March 31, 2022, the MDN was authorized to issue an International Public Tender for the concession of the use and exploitation of the physical space located in the Former Passenger Terminal of the AIC, consisting of two warehouses (naves) and their corresponding parking areas, pursuant to the Special Terms and Conditions Specifications forming part of said resolution; and by Executive Branch Resolution No. 96,839 dated October 5, 2022, the tender was declared void/deserted due to lack of interested parties.

VIII) The Former Passenger Terminal of the AIC and the areas subject to the tender referred to above currently generate costs for the State, require investments in works to maintain and remodel their infrastructure, and are not currently generating income for the State.

IX) In this context, the Concessionaire submitted a proposal expressing its interest in the concession of the use and exploitation of the Former Passenger Terminal of the AIC, in order to develop logistics activities by itself or through third parties, including the installation of a new courier terminal currently operating within the AIC cargo terminal premises, as well as attracting interested parties for the construction of hangars and users interested in carrying out multimodal activities, among others.

X) The Concessionaire’s proposal will improve the environment of the Former Passenger Terminal of the AIC, the level of services provided, and will continue improving the country’s airport infrastructure, assuming as consideration the execution of investments in equipment, works and services for the recovery and maintenance of the infrastructure of the Former Passenger Terminal of the AIC and the payment of a different and additional concession fee to those currently in force pursuant to item 4.7 (in its current wording) of the Comprehensive Management Regime, as consideration for operations that do not use air services.

XI) Based on the foregoing, Executive Branch Decree No. 105/024 dated April 16, 2024 (hereinafter, the “Decree”) approved this Modification to the Comprehensive Management Agreement.

XII) References made in this Modification to the terms “Comprehensive Management Agreement” and to the items of its “Comprehensive Management Regime” shall refer to the provisions of the Agreement, as well as to the Decrees and Resolutions that have amended their texts.

SECOND – PURPOSE

2.1. The parties hereby agree to extend the purpose of the Comprehensive Management Agreement, whereby the Concessionaire assumes the obligation to carry out, in addition to the comprehensive management of the AIC and the Interior Airports (term defined in Clause 2.2 of the Agreement executed on November 8, 2021), the comprehensive management of the physical space located in the former passenger terminal of the AIC, consisting of its two warehouses (naves) and their corresponding parking areas, as well as its infrastructure, facilities and access points, as delimited in Annex A (hereinafter, the “Former Terminal of the AIC”). Such management shall be carried out in the manner provided for in the Comprehensive Management Agreement and with the same scope as the AIC, except for the exceptions or modifications indicated in applicable law, this Modification, or the nature of the services to be provided at the Former Terminal of the AIC. The Concessionaire is authorized to commercially exploit the concession area and may grant use of spaces therein to its clients for such purposes.

2.2. It is hereby stated that the area concessioned pursuant to Clause 2.1 above shall not include the facilities of the central warehouse (nave central) of the Former Terminal of the AIC. Therefore, it shall be the obligation of the MDN that such space be managed (administration, operation, construction, remodeling and maintenance) so as not to hinder the activities of the Former Terminal of the AIC concessioned hereunder, and that the central warehouse be maintained in a proper condition that poses no danger to the remainder of the Former Terminal of the AIC, fully in

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accordance with applicable regulations and without contravening any provisions of the Comprehensive Management Agreement and this Modification. The MDN shall ensure that, at all times, access of the Concessionaire, its personnel, subcontractors, clients, passengers and users in general to the concessioned area is authorized, and shall cooperate to enable compliance with this Modification and the comprehensive management of the Former Terminal of the AIC. Breach of such obligations shall be deemed a Force Majeure Event within the meaning of Clause Eighth of this Modification.

2.3. As a result of the foregoing, the Former Terminal of the AIC identified in Annex A is included within the boundaries of the AIC and therefore within the scope of the Comprehensive Management Agreement. The new boundaries of the concessioned AIC area, including areas, infrastructure, facilities, access points and parking areas, are specified in Annex B. Accordingly, the Concessionaire assumes the obligation to carry out the comprehensive management of the AIC including the areas referred to in Annex A and Annex B, as well as the Interior Airports, in the manner provided for in the Comprehensive Management Agreement, the Agreement and this Modification, with respect to airport and non-airport activities, including multimodal activities related to cargo and mail, all commercial activities (including duty-free and tax free shops regimes, subject to applicable regulations), and service activities that complement the airport and logistics activities to be developed under the concession, provided that they do not affect airport security and operational safety, unless previously approved by the National Directorate of Civil Aviation and Aeronautical Infrastructure (DINACIA).

THIRD – TERM: The term of the Comprehensive Management Agreement is until November 20, 2053, and such term shall also apply to the Former Terminal of the AIC incorporated hereby into the AIC.

FOURTH – GUARANTEES

4.1. The parties declare that the performance bond in the amount of USD 7,608,000.00 (seven million six hundred eight thousand United States dollars and 00/100), previously provided by the Concessionaire, is sufficient to also secure the Concessionaire’s obligations vis-à-vis the MDN in connection with this Modification.

4.2. The Concessionaire shall provide one or more investment completion guarantees, as determined between the Concessionaire and the Control Unit, for the works, equipment investments and services to be carried out at the Former Terminal of the AIC, to secure completion thereof. Delivery of such guarantee(s) shall take place no later than thirty (30) days prior to the scheduled commencement of the relevant works and for an amount equal to five percent (5%) of the estimated investment amount of each work. The return of such guarantee(s) shall be made as follows: (i) the Concessionaire and the MDN – DINACIA shall execute a commencement record for the works; (ii) upon completion of the works, in accordance with the technical memoranda submitted to the Control Unit and the applicable quality controls, a provisional acceptance record without observations shall be executed by the Control Unit and the Concessionaire for the relevant work as a prerequisite for placing it into service; upon such provisional acceptance, 60% of the relevant guarantee shall be returned; (iii) after one year from the provisional acceptance record, a final acceptance record shall be executed subject to prior technical evaluation by the Control Unit and the Concessionaire; if no observations exist, the remaining 40% of the guarantee shall be returned; (iv) upon return of the guarantee, the MDN – DINACIA shall return to the Concessionaire within ten (10) business days from execution of the record the corresponding amount if cash, or the bank guarantee / surety insurance policy document, as applicable. Upon reduction of the guarantee amount, the Concessionaire shall provide new guarantees for the remaining balance.

FIFTH – INSURANCE: The civil liability insurance contracted by the Concessionaire under the Comprehensive Management Agreement shall be amended upon the Taking of Possession of the

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Former Terminal of the AIC, within a period not exceeding ninety (90) days from the Taking of Possession, to expressly include any damage, loss or injury to persons or property arising from the execution of this Modification, in the name of the Concessionaire and the MDN, so as to cover risks until the end of the term set forth in Clause Third. It is stated that such insurance shall include the physical space located in the former passenger terminal of the AIC consisting of its two warehouses and corresponding parking areas, as well as its infrastructure, facilities and access points, as delimited in Annex A.

SIXTH – PRICES

6.1. The prices established in the Comprehensive Management Agreement and its Annex F shall apply under the same terms and conditions at the Former Terminal of the AIC. Prices shall begin to be charged by the Concessionaire as from the date the Concessionaire begins comprehensive management of the Former Terminal of the AIC pursuant to Clause Eleventh of this Modification.

6.2. The parties state that, pursuant to the Comprehensive Management Agreement and its Annex F in relation to cargo prices, such prices constitute maximum prices, and the Concessionaire may charge, with respect to this extension of the concession, up to the maximum prices set forth therein.

SEVENTH – CANON: The parties agree to amend item 4.7 “Concession Fee (Canon)” of the Comprehensive Management Regime, as worded by Decree No. 229/014, in order to incorporate a different and additional concession fee to those currently in force under item 4.7 of the Comprehensive Management Regime, as consideration for the new activities to be carried out at the Former Terminal of the AIC, as well as in all other cargo-related areas different from the current cargo terminal. For such purposes, the parties also agree to amend the concept of “Work Unit” set forth in Annex B Glossary of the Comprehensive Management Regime, as well as the concession fee table included in Annex F, which shall be worded as follows:

4.7 Annual Concession Fee

The Annual Concession Fee shall be defined as the sum of the Basic Concession Fee, the Additional Concession Fee, and the Logistics Concession Fee.

4.7.1Basic Concession Fee

The Basic Concession Fee is defined as the annual price to be paid by the Contractor to the State as consideration for the administration, exploitation, operation, construction and maintenance of the AIC. The Basic Concession Fee shall accrue as from the date of Taking of Possession, and shall be the greater of the following two amounts: a) Minimum Basic Concession Fee: USD 2,500,000 (two million five hundred thousand United States dollars); or b) Variable Basic Concession Fee: The amount resulting from multiplying the Work Units (Basic Work Units) by USD 2.30 (two United States dollars and 30/100) (hereinafter, the “Work Unit Value”). For purposes hereof, a Basic Work Unit shall mean: i) each passenger using the services of the AIC, excluding military or civilian personnel assigned to United Nations Peacekeeping Missions or other international organizations; and/or ii) each 100 kg (one hundred kilograms) of air cargo or air mail. The following shall not be computed for purposes of calculating the Basic Concession Fee: (i) passengers in transit or “transfer” exceeding 7.5% (seven point five percent) of the total passengers using the services of the AIC; (ii) kilograms of cargo or mail included in the Logistics Concession Fee and arriving at the AIC, except for those arriving at the current cargo terminal area identified in the Master Plan, which shall be computed for purposes of calculating the Basic Concession Fee. In the case of the Basic Work Unit corresponding to air mail or air cargo, the following shall apply: USD 2.30 per Work Unit for the first 30,000 metric tons of air cargo or air mail; USD 1.725 per Work Unit for the next 10,000 metric tons (i.e., between 30,000 and 40,000 metric tons); and USD 1.15 per Work Unit for volumes exceeding 40,000 metric tons. For

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purposes hereof, air cargo and air mail shall mean cargo or mail arriving at the AIC by air, regardless of whether its subsequent departure is by air or by land.

Basic Concession Fee = Basic Work Units × Work Unit Value

The Minimum Basic Concession Fee and the Work Unit Value shall be adjusted annually pursuant to the procedure set forth in item 4.13 of the Comprehensive Management Regime.

Payment of the Annual Concession Fee

The Contractor shall pay the Annual Concession Fee (Basic Concession Fee + Additional Concession Fee + Logistics Concession Fee) as follows: 1) First year of the Contract: a) USD 1,250,000 (one million two hundred fifty thousand United States dollars), payable within thirty (30) days following the end of the first semester; and b) the remaining balance, payable within thirty (30) days following the end of the first year.2) Subsequent years: a) an amount equivalent to 50% (fifty percent) of the Annual Concession Fee effectively paid in the immediately preceding year, payable within thirty (30) days following the end of the first semester of each year; and b) the remaining balance, payable within thirty (30) days following the end of each contract year.

Late payment of the Annual Concession Fee shall accrue default interest at a monthly rate equal to LIBOR (180 days) plus two (2) percentage points, without prejudice to the penalties provided for herein.

The Annual Concession Fee shall be deposited with the Treasury of DINACIA – DGIA, or with the Banco de la República Oriental del Uruguay in the special account designated for such purposes, and the deposit receipt shall serve as proof of payment.

4.7.2 Additional Concession Fee

The Additional Concession Fee is defined as the annual price to be paid by the Contractor to the State as from the first day of month thirty-seven (37) following the granting of the amending instrument to the Comprehensive Management Agreement, under the terms last approved by Decree No. 229/014.

Amounts collected under this concept shall be allocated to the Tourism Promotion Fund (Article 18 of Decree-Law No. 14,335 of December 23, 1974).

The Additional Concession Fee shall be calculated based on departing and arriving passengers exceeding 1,500,000 (one million five hundred thousand), excluding passengers in transit or “transfer”, personnel assigned to United Nations Peacekeeping Missions or other international organizations, and cargo.

The Additional Concession Fee shall be calculated by passenger band, applying the coefficient indicated below:

From PAX	To PAX	Additional Fee Coefficient

1,500,000 or 1,500,001	1,750,000	0.075

1,750,001	2,000,000	0.1556

2,000,001	2,250,000	0.272

2,250,001	2,500,000	0.3983

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2,500,001	2,750,000	0.5381

2,750,001	3,000,000	0.692

3,000,001	and above	0.8611

Additional Concession Fee = Additional Work Units × Work Unit Value × Additional Fee Coefficient

Additional Work Units: departing and arriving passengers exceeding 1,500,000, excluding passengers in transit or “transfer” and personnel assigned to United Nations Peacekeeping Missions or other international organizations.

4.7.3 Logistics Concession Fee

The Logistics Concession Fee is defined as the annual price to be paid by the Contractor to the State as from the Taking of Possession of the two warehouses and their corresponding parking areas, as well as their infrastructure, facilities and access points of the Former Terminal of the AIC, under the terms approved by Decree No. 105/024 of April 16, 2024, in connection with non-air cargo and non-air mail.

The Logistics Concession Fee shall accrue as from the date of Taking of Possession of the Former Terminal of the AIC and shall be the amount resulting from multiplying USD 0.75 (seventy-five US cents) per 100 kg of cargo or mail arriving at the AIC, provided that, for purposes of such calculation, kilograms of air cargo or air mail shall not be computed, nor shall kilograms of cargo or mail arriving at the current cargo terminal.

For purposes of calculating the Logistics Concession Fee, the following shall not be computed:

•	kilograms of air cargo or air mail; and
•	kilograms of cargo or mail arriving at the current cargo terminal.

The Logistics Concession Fee shall be adjusted annually pursuant to the procedure set forth in item 4.13 of the Comprehensive Management Regime.

For purposes hereof, non-air cargo and non-air mail shall mean cargo or mail that does not arrive or depart by air and that is received, stored and processed at the new facilities designated for such purposes.

For purposes hereof, “Work Unit” shall mean the Work Unit defined in Clause 4.7 of the Comprehensive Management Regime.

From this point forward, Annex F shall incorporate, within the table relating to the concession fee, the Logistics Concession Fee, all other terms remaining in force.

EIGHTH – FORCE MAJEURE AND/OR CAUSES BEYOND THE CONCESSIONAIRE AFFECTING THE EXECUTIVE PROJECTS For the purposes of this Modification and the Comprehensive Management Agreement, a fortuitous event or force majeure shall be that defined in Clause Eighth of the Agreement executed on November 8, 2021. Neither party shall be deemed to be in breach of its obligations relating to the execution of the Executive Projects (as defined below) duly submitted to the Control Unit when such breach is caused by a force majeure event. In such case, the notification mechanism and cure period provided for in the aforementioned Clause Eighth of the Agreement shall apply, taking into account that any good-faith negotiation in this case shall refer to the modifications to the affected Executive Projects, which may include extending the applicable deadlines, substituting the affected work(s) or investment(s) with substitute work(s), or another mutually agreed solution, provided that such modification complies with what has been agreed between the Concessionaire and the Control Unit with respect to the

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relevant Executive Project. If no agreement is reached within such period, neither party shall be entitled to rescind or terminate the concession, and the Comprehensive Management Agreement, the Agreement and this Modification shall remain valid and in force in all their terms. The Parties may resort to technical arbitration for the purpose of resolving the remediation of the affected Executive Project, in accordance with item 4.15 of the “Comprehensive Management Regime” of the Comprehensive Management Agreement.

NINTH – BUYBACK BY THE MDN: The parties agree that the buyback clause in force between them is that provided for in Clause Ninth of the Agreement dated November 8, 2021, which is hereby interpreted such that its reference to the “value of the totality of the investments in the construction, works and/or repair of real property carried out at the AIC pursuant to the corresponding investment programs approved by the MDN, net of accumulated depreciation as of the end of the fiscal year in which the buyback occurs” also includes those investments in construction, works and/or repair of real property carried out, directly or through third parties, including at the Former Terminal of the AIC.

TENTH – CONSIDERATION: Pursuant to the provisions of the second paragraph of Article 2 of Law No. 19,925, as consideration for this Modification, the Concessionaire undertakes to pay the Logistics Concession Fee. Likewise, the Concessionaire undertakes, by itself or through its shareholders, controlling entity, related, affiliated or associated companies, or third parties, to carry out investments at the Former Terminal of the AIC (without prejudice to the investments made by its clients in the concessioned area), which shall be allocated to investments in equipment, works and services that the parties deem necessary for the maintenance of the Former Terminal of the AIC and to condition it for logistics use.

ELEVENTH – TAKING OF POSSESSION AND EXECUTIVE PROJECTS

11.1. The day and time for the Taking of Possession of the Former Terminal of the AIC shall be determined by the Control Unit by mutual agreement with the Concessionaire (hereinafter, the “Taking of Possession”).

11.2. The MDN shall deliver the Former Terminal of the AIC to the Concessionaire through records (actas) to be executed by a duly authorized representative of the Concessionaire and a duly authorized representative of the MDN. The corresponding record shall form part of this Modification and shall establish the moment as from which the Concessionaire takes possession of the Former Terminal of the AIC.

The MDN shall deliver to the Concessionaire, on the date of Taking of Possession, the concessioned area corresponding to the Former Terminal of the AIC, in the condition in which it is found, free of occupants under any title, subject to a prior inventory thereof, except for the facilities of the central warehouse (nave central) of the Former Terminal of the AIC, the construction, conservation, exploitation, administration, operation and maintenance of which, throughout the entire term of the Comprehensive Management Agreement and this Modification, shall not be the responsibility of the Concessionaire.

The inventory of the Former Terminal of the AIC shall form part of this Modification. Any existing contracts with third parties (if any) shall be terminated by the MDN prior to the Taking of Possession.

11.3. As from the date of Taking of Possession, all costs and expenses for the supply of electric power, telephony and running water, if any, shall be borne by the Concessionaire. Notwithstanding the foregoing, the Concessionaire shall have no obligation to operate or maintain the Former Terminal of the AIC, and shall have the right, but not the obligation, to keep the Former Terminal of the AIC partially or totally closed, until completion of all works pursuant to the Executive Projects defined in the following clause.

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11.4. Within one hundred twenty (120) consecutive days as from the Taking of Possession, the Concessionaire shall submit to the Control Unit the Executive Projects for the works to be carried out, which shall be approved within thirty (30) consecutive days as from their submission. If no decision is issued within such period, the Executive Projects shall be deemed approved (hereinafter, jointly, the “Executive Projects”, and individually, each an “Executive Project”).

Consequently, the parties agree that the “Master Plan” prior to the execution of this Modification, “Annex A – Technical Bases”, and any other annex, document, communication, inquiries, responses and clauses of the Comprehensive Management Agreement and its “Comprehensive Management Regime” referring to investments or works and their commissioning, operation and maintenance at the AIC, shall not apply to the Former Terminal of the AIC.

11.5. The parties agree that, once the works provided for in the Executive Projects have been completed, the Concessionaire shall commence the comprehensive management of the areas of the Former Terminal of the AIC in which the relevant works have been completed. The MDN, DINACIA, National Air Police, Migration, Customs, Interpol, Fire Department, Public Health (if applicable), and any other relevant State agency, shall make available the personnel, resources and equipment necessary and cooperate with the Concessionaire in the operational transition required with respect to the Former Terminal of the AIC and the comprehensive management of the AIC in general.

TWELFTH – NO MODIFICATION: This Modification is integrated with the Decree and its Annexes, the Annexes to this Modification, the Executive Projects, the records and the inventories referred to in Clause Eleventh.

The parties state, acknowledge and agree that, in all matters not modified by this Modification, all provisions of the Comprehensive Management Agreement and the Agreement shall remain valid and in force with respect to the AIC and the Interior Airports, except for the exceptions indicated in applicable legislation or where incompatible with the nature of the services to be provided at the Former Terminal of the AIC.

In witness whereof, two counterparts of the same tenor are executed at the place and on the date indicated above.

For the State – Executive Branch – Ministry of National Defense

/s/ Dr. Armando Castaingdebat

For Puerta del Sur S.A

/s/ Diego Arrosa /s/ Martín Radesca

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ANNEX A

FORMER TERMINAL OF THE AIC

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ANNEX B

LIMITS OF THE CONCESSIONED AREA

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